Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500



October 13, 2009                            Securian Letterhead



Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account				Sent Via UPS Overnight
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
File Nos. 	333-136242 MOA Legend
	333-91784 MOA Advisor;
	333-140230 MOA Extra;
	333-111067 Waddell & Reed Annuity;

Dear Ms. Sazzman:

Enclosed in a representative sample of the supplement filed with the above-referenced annuity filings. We have marked MOA Legend (333-136242) where the supplement changes the language in the prospectus for your reference. We are sending to you via overnight mail the entire marked prospectus and supplement. For purposes of the EDGAR correspondence filing we are attaching one cover letter as the four filings are for the same separate account, and a PDF of only the marked prospectus pages and the marked supplement.

The supplement language will be incorporated into each of the prospectuses next spring for our annual renewal.

Any questions or comments regarding these filings may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ Michael T. Steinert

Michael T. Steinert
Attorney

MTS:kdj


Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including
 Minnesota Life Insurance Company,
 Advantus Capital Management, Securian
 Financial Services and Securian Trust Company.